

December 8, 2009

Steven Rosenberg
President and Chief Executive Officer
Berkshire Bancorp, Inc.
160 Broadway
New York, New York 10038

      RE: **Berkshire Bancorp, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2008
               Form 10-Q for the Period Ended September 30, 2009
               File No. 000-13649

Dear Mr. Rosenberg,

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Managements' Discussion and Analysis

<u>Discussion of Financial Condition and Results of Operations – Provisions for Loan
Losses, page 26</u>

1.   We note your disclosure on page 27 that states a "substantial amount of our loan
     portfolio is collateralized by real estate, appraisals of the underlying value of the
     property securing loans are critical in determining the amount of the allowance
     required for specific loans." Please revise your disclosure in future filings, and
     provide us with your proposed disclosure, to more thoroughly describe your
     appraisal process. In your response and future filings, please specifically address
     the following:

     a.   Tell us whether you used external appraisals to determine the fair value of the
          collateral.

     b.   The typical timing surrounding the recognition of a collateral dependent loan
          as non-performing and impaired, when you order and receive an appraisal,
          and the subsequent recognition of any provision or related charge-off. In this
          regard, tell us if there have been any significant time lapses during this
          process.

     c.   Tell us if adjustments were made to the external appraisals received and if so,
          provide us with the following information:

          ▪   More detail about the circumstances in which adjustments were required
              to appraisals. For example, tell us whether the adjustments are most often
              applied in certain geographic areas where the properties are located or
              whether the adjustments are more concentrated among loan types. As part
              of your response, please provide some quantitative and qualitative
              information discussing the impact and regions where adjustments were
              necessary, including nature of properties where adjustments were made;

          ▪   How the significant adjustments were made to the appraisal values, and
              whether the adjustments typically resulted in an increase or decrease in the
              appraisal value; and

     d.   Tell us whether estimates were made and reflected in your financial
          statements for appraisals in process or that were otherwise delayed for any
          particular quarter or at year end.

     e.   If you did not use external appraisals to fair value the collateral for impaired
          loans, please provide us with a comprehensive response which discusses your
          process and procedures for estimating the fair value of the collateral for these
          loans.

Item 9A. Controls and Procedures, page 98

2. We note your disclosure on page 98 that states Management's report was not
    subject to auditor attestation. In contrast, your auditors state in their audit opinion
    on page 61 that they have performed an audit of internal control over financial
    reporting and, although their report is not included, that they expressed an
    unqualified opinion. Please reconcile this apparent inconsistency in your
    disclosures.

Form 10-Q for the period ended September 30, 2009

Note 6. Investment Securities

3. We note the significant unrealized losses related to your Corporate Notes and
    Action Rate Securities. Please provide us your full detailed analysis of these
    securities' impairment as of September 30, 2009 that identifies all available
    evidence, explains the relative significance of each piece of evidence, and
    identifies the primary evidence on which you rely to support a realizable value
    equal to or greater than the carrying value of the investment. Please tell us and
    revise your future filings to more clearly explain how you determined the extent
    to which the impairment was credit versus non-credit. Also, if true, confirm in
    your response as well as in your future filings that you have assessed whether you
    have the "intent to sell" or "will be required to sell" the security pursuant to ASC
    320-10-35.

4. Regarding the available for sale marketable equity securities, please address the
    following. Refer to ASAC 320-10-S99-1 for guidance, as needed.

    a. Provide us with a listing of your equity securities that are in an unrealized
        position at September 30, 2009, detailing the cost and unrealized loss as well
        as the length of time each security has been in an unrealized position;

    b. Provide us with your OTTI analysis of these securities that identifies all
        available positive and negative evidence, explains the relative significance of
        each piece of evidence, and identifies the primary evidence on which you rely
        to support a realizable value equal to or greater than the carrying value of the
        investment;

    c. Discuss the assumptions and estimates included in your OTTI analysis and
        how it provides your basis for determining that the security will recover its
        cost basis in the "near term." Further, tell us and revise your future filings to

       clearly disclose how you define "near term" for purposes of your impairment analyses.

   d. Explain the reasons for the fair value declines and tell us how you considered this information in your impairment analysis.

   e. Tell us the specific authoritative literature you used to support your accounting treatment.

   f. We note your report your equity securities as level two on page 19. Tell us how you determined these securities met the criteria for level two.

* * * * * *

   As appropriate, please file an amendment and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steven Rosenberg
Berkshire Bancorp, Inc.
December 8, 2009
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief